UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

   Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated October 25, 2018: DYNAGAS LNG PARTNERS LP ANNOUNCES CLOSING OF ITS $55,000,000 PUBLIC OFFERING OF 8.75% SERIES B FIXED TO FLOATING RATE CUMULATIVE REDEEMABLE PERPETUAL PREFERRED UNITS.

   The information contained in this Report on Form 6-K is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2018

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

DYNAGAS LNG PARTNERS LP ANNOUNCES CLOSING OF ITS $55,000,000 PUBLIC OFFERING OF 8.75% SERIES B FIXED TO FLOATING RATE CUMULATIVE REDEEMABLE PERPETUAL PREFERRED UNITS

MONACO – October 24, 2018 - Dynagas LNG Partners LP (NYSE: DLNG) (“Dynagas Partners”) today announced the closing of its previously announced public offering of 2,200,000 of its 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $25.00 per unit (the “Series B Preferred Units”), representing limited partner interests, at a price to the public of $25.00 per unit. Distributions will be payable on the Series B Preferred Units to November 22, 2023 at a fixed rate equal to 8.75% per annum and from November 22, 2023, if not redeemed, at a floating rate. Dynagas Partners has granted the underwriters a 30-day option to purchase up to an additional 330,000 Series B Preferred Units on the same terms and conditions.

Dynagas Partners received net proceeds of $53.0 million, after deducting underwriters’ discounts and commissions and estimated offering expenses.  Dynagas Partners intends to use the net proceeds from the public for general Partnership purposes, which may include, among other things, the repayment of indebtedness, including the Partnership’s outstanding 6.25% Senior Notes due on October 30, 2019, or the funding of acquisitions or other capital expenditures.

Dynagas Partners’ Series B Preferred Units will be listed on the New York Stock Exchange under the symbol “DLNG PR B” and will commence trading on or about October 26, 2018.

The joint book-running managers for this offering were Morgan Stanley & Co. LLC, UBS Securities LLC and Stifel, Nicolaus & Company, Incorporated. The co-manager for this offering is B. Riley FBR, Inc.

Seward & Kissel LLP acted as legal counsel for Dynagas Partners.

The offering was made pursuant to a registration statement previously filed with and declared effective by the Securities and Exchange Commission (“SEC”). The final prospectus supplement relating to the offering and the accompanying base prospectus has been filed with the SEC and is available at the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying base prospectus relating to this offering may also be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, Second Floor, New York, New York 10014, UBS Securities LLC, Attention: Prospectus Specialist, 1285 Avenue of the Americas, New York, NY 10019 or telephone: (888) 827-7275 and Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, or telephone (855) 300-7136 or email syndprospectus@stifel.com.

Forward Looking-Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Dynagas Partners desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward-looking statements.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Dynagas Partner’s public filings with the SEC. The information set forth herein speaks only as of the date hereof and Dynagas Partners undertakes no obligation to revise or update any forward looking statements, unless required to do so under applicable securities laws.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a growth-oriented master limited partnership formed by Dynagas Holding Ltd., its sponsor, to own and operate liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco.
Attention: Michael Gregos
Telephone:  +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com